

January 7, 2011

Mr. Mitchell Rubenstein
Chairman and Chief Executive Officer
Hollywood Media Corp.
2255 Glades Road, Suite 221A
Boca Raton, Florida 33431

  Re: **Hollywood Media Corp.**
    Form 10-K/A for Fiscal Year Ended December 31, 2009
    Filed April 30, 2010
    Form 10-K for Fiscal Year Ended December 31, 2009
    Filed March 19, 2010
    File No. 1-14332

Dear Mr. Rubenstein:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Andrew Mew
        Accounting Branch Chief